650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com
FIRM / AFFILIATE OFFICES
September 14, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat
Terence O’Brien
Alan Campbell
Suzanne Hayes

Re:	LENSAR, Inc.
Form 10
Filed August 26, 2020
CIK No. 0001320350

Ladies and Gentlemen:

On behalf of LENSAR, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of the Amendment No. 1 to the Company’s Registration Statement on Form 10 (the “Amendment No. 1”). The Company previously filed a Registration Statement on Form 10 with the Commission on August 25, 2020 (the “Previous Filing”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Previous Filing received on September 8, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

September 14, 2020 Page 2

The Spin-Off

Conditions to the Spin-Off, page 78

1.

We note your response and updated disclosure relating to prior comment 1 and reissue in part. Please update your disclosure to discuss potential consequences that stockholders might experience following the consummation of the Spin-Off and the Distribution if the Board of Directors elects to waive certain conditions to the Spin-Off including: (i) all actions and filings necessary under federal or state securities laws related to the Transactions shall have been taken, (ii) the acceptance of your common stock for listing, (iii) any material government authorizations necessary to consummate the Spin-Off shall have been obtained, (iv) the effectiveness of your amended and restated certificate of incorporation and bylaws and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	(via email)
Nicholas T. Curtis, Chief Executive Officer, LENSAR, Inc.
Thomas R. Staab, II, Chief Financial Officer, LENSAR, Inc.
Michael Treska, Esq., Latham & Watkins LLP
B. Shayne Kennedy, Esq., Latham & Watkins LLP